

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2005 JUL 12 A 11: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/05

6th July 2005

By Courier

Securities and Exchange Commission
Office of International Corporat
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


05009624

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 5th July 2005 in respect of the continuing connected transactions of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 6th July 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, takes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Continuing Connected Transactions

The board of Directors of the Company announces that (i) SIIC Management, a wholly-owned subsidiary of the Company, as the tenant entered into tenancy agreements with SIIC Shanghai as the landlord on 26th April 2005 in respect of the lease of the Golden Bell Plaza Property for a term of two years; and (ii) the Company as the licensee/tenant entered into a licence agreement and a tenancy agreement with SIIC as the licensor/landlord on 4th July 2005 in respect of the licence of the Harcourt House Car Parking Spaces and the lease of the Harcourt House Property respectively, both for a term of two years. The total licence fee and rent together with the management fees payable for the Agreements for the first year's term amount to approximately HK$10.6 million, and the total licence fee and rent together with the management fees payable for the Agreements for the second year's term are not expected to exceed HK$11.6 million.

SIIC is a controlling shareholder of the Company and SIIC Shanghai is a wholly-owned subsidiary of SIIC, hence, pursuant to the Listing Rules, both of them are connected persons of the Company. Therefore, the Agreements constitute continuing connected transactions of the Company.

As the Agreements were entered into by the Company with parties connected within a 12-month period, pursuant to Rule 14A.25 of the Listing Rules, the transaction amount of the Agreements shall be aggregated. Based on the expected total annual licence fee and rent together with the management fees payable for the Agreements, each of the percentage ratios as to the aggregated transaction amount calculated on an annual basis is less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules. Therefore, the Agreements are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions are subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

TENANCY AGREEMENTS

Golden Bell Plaza

SIIC Management (Shanghai) Co., Ltd. ("SIIC Management"), a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (the "Company"), as the tenant entered into tenancy agreements with SIIC Shanghai (Holdings) Co., Ltd. ("SIIC Shanghai") as the landlord on 26th April 2005 in respect of the lease of the property situate at Unit Nos. 2101 and 2102 on Level 21, Unit No. 2201 on Level 22 and Unit No. 2401 on Level 24, Golden Bell Plaza, 98 Huaihai Zhong Road, Luwan District, Shanghai ("Golden Bell Plaza Property"), for a term of two years commencing 1st May 2005. The property is the existing office premises of the Shanghai regional headquarter of the Company with a total gross floor area of approximately 2,092.05 sq. m.

Harcourt House

The Company as the licensee/tenant entered into a licence agreement and a tenancy agreement with Shanghai Industrial Investment (Holdings) Company Limited ("SIIC") as the licensor/landlord on 4th July 2005 in respect of the licence of four car parking spaces nos. 16, 17, 35 and 36 on the second floor of Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong ("Harcourt House Car Parking Spaces") and the lease of the property situate at the whole of 26th Floor and a portion of 27th Floor of Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong ("Harcourt House Property") respectively, both for a term of two years commencing 1st July 2005. The Harcourt House Property is the existing office premises of the Company with a total saleable area of approximately 19,901 sq. ft. (1,848.84 sq. m.).

RENTAL AMOUNTS

The total annual rent of the Golden Bell Plaza Property for the first year's tenancy amounts to US$305,439 (equivalent to approximately HK$2,382,000), exclusive of water, electricity, telephone charges and management fee, which was determined by the parties to the agreement on arm's length basis and by reference to the open market rental value based on the independent valuations by DTZ Debenham Tie Leung Limited ("DTZ") made on 14th June 2005. Such total annual rent is the same as that for the year 2004. The total annual rent of the Golden Bell Plaza Property for the second year's tenancy shall be determined by the parties to the agreement on arm's length basis and by reference to the prevailing open market rent of the property based on the valuation of independent property valuers, but any increase thereof shall be capped by an amount not exceeding 40% of the first year's total annual rent, that is, not exceeding US$428,000 (equivalent to approximately HK$3,338,000). The estimated 40% cap was negotiated by the parties on an arm's length basis and is basically a protection to the tenant in case the open market rent goes beyond the cap. The monthly management fee payable to SIIC Shanghai by SIIC Management amounts to approximately RMB50,000 (equivalent to approximately HK$47,170). A rental deposit totalling US$33,951 (equivalent to approximately HK$265,000) was duly paid by SIIC Management upon the signing of the tenancy agreement.

The monthly licence fee of the Harcourt House Car Parking Spaces shall be HK$4,200 for each parking space, which was determined by reference to the current monthly licence fee of car parking spaces offered by the property management office of Harcourt House. The total annual licence fee amounts to HK$201,600. The total annual licence fee for the Harcourt House Car Parking Spaces for the year 2004 was HK$199,200. The total annual rent of the Harcourt House Property amounts to HK$6,360,000, exclusive of rates and management fee, which was determined by the parties to the agreement on arm's length basis and by reference to the rental value based on the independent valuations by DTZ made on 10th June 2005. The total annual rent of the Harcourt House Property for the year 2004 was HK$4,860,000. The monthly management fee payable to SIIC by the Company amounts to approximately HK$90,000. A rental deposit totalling HK$1,060,000 was duly paid by the Company upon the signing of the tenancy agreement of the Harcourt House Property.

The total licence fee and rent together with the management fees payable for the tenancy agreements of the Golden Bell Plaza Property and the Harcourt House Property and the licence agreement of the Harcourt House Car Parking Spaces (the "Agreements") for the first year's term amount to HK$10.6 million, and the total licence fee and rent together with management fees payable for the Agreements for the second year's term are not expected to exceed HK$11.6 million after taking into account of the maximum increment of 40% in the second year for the Golden Bell Plaza Property. The total licence fee and rent together with the management fees payable will be paid in cash on a monthly basis.

CONTINUING CONNECTED TRANSACTIONS

SIIC is a controlling shareholder of the Company and SIIC Shanghai is a wholly-owned subsidiary of SIIC, hence, pursuant to the Listing Rules, both of them are connected persons of the Company. Therefore, the Agreements constitute continuing connected transactions of the Company.

As the Agreements were entered into by the Company with parties connected within a 12-month period, pursuant to Rule 14A.25 of the Listing Rules, the transaction amount of the Agreements shall be aggregated. Based on the expected total annual licence fee and rent together with the management fees payable for the Agreements, each of the percentage ratios as to the aggregated transaction amount calculated on an annual basis is less than 2.5% which falls within Rule 14A.34(1) of the Listing Rules. Therefore, the Agreements are expected to be exempt from independent shareholders' approval requirement. Pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the transactions are subject to disclosure in an announcement and the details of which shall be included in the Company's next and subsequent published annual reports and accounts for the financial years during which the transactions persist.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Harcourt House Property and the Golden Bell Plaza Property are the existing office premises of the Company and its Shanghai regional office respectively. The above properties and car parking spaces are rented as to the practical business needs of the Company and its Shanghai regional office, and by renewing the rental of existing premises, the Group can avoid incurring removal fees, renovation fees and property agency fees for moving to new office premises. The board of Directors of the Company (including the Independent Non-executive Directors) considers that the Agreements are on normal commercial terms and are fair and reasonable and that the transactions are in the interests of the shareholders of the Company as a whole.

GENERAL INFORMATION

The Company and its subsidiaries are engaged in the principal businesses of infrastructure, medicine, consumer products and information technology. SIIC is a diversified holding company with principal businesses involved in infrastructure, medicine and health food, consumer products, merchandise trading, property development and investment, hotel investment and operations and securities investment. The principal business activities of SIIC Shanghai are investment holding and property investment.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 5th July 2005

As at the date of this announcement, the Board of the Company is comprised of: